Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2013
Date Prepared: September 11, 2013

GENERAL

This management discussion & analysis (“MD&A”) is intended to supplement and complement the condensed interim consolidated financial statements and accompanying notes of Crosshair Energy Corporation (the “Company” or “Crosshair”) for the three month period ended July 31, 2013. The information provided herein should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes for the year ended April 30, 2013.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted.  Financial statements and summary information derived therefrom are prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

Management is responsible for the preparation and integrity of the financial statements and MD&A, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The Board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.crosshairenergy.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made herein may constitute “forward-looking statements” or contain “forward-looking information” within the meaning of applicable Canadian and United States securities laws.  In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the potential for additional mineralization at the Company’s properties, the timelines to complete the Company’s exploration programs, timing for permit applications, timing for new resource estimates, impacts on historic sites, the estimation of mineral resource estimates, timing to complete technical reports, forecasts for exploration expenditures, estimates of future administrative costs, and statements about the Company’s future development of its properties. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mineral exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations including the price of uranium; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Report on Form 20-F and in each MD&A.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2013
Date Prepared: September 11, 2013

Forward-looking information and forward-looking statements are, in addition, based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; that the Company can access financing, appropriate equipment and sufficient labour availability and that the political environment will continue to support the development and operation of mining projects.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to update forward-looking statements or information, except as may be required by applicable law.

NATIONAL INSTRUMENT 43-101 COMPLIANCE

C. Stewart Wallis, P.Geo., a director  of Crosshair and a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”), has reviewed and approved the technical information contained in this MD&A. Further information on the Company’s mineral properties can be found in the following NI 43-101 Technical Reports which are available on SEDAR at www.sedar.com and the Company’s website:

•	CMB Property: The Technical Report titled “Form 43-101 Technical Report on the Central Mineral Belt (CMB) Uranium - Vanadium Project, Labrador, Canada” dated January 20, 2011 (Rev March 10, 2011).

•	CMB JV Uranium Project: The Technical Report titled “Technical Report on the CMBNW Property, Labrador Canada” dated June 22, 2009.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties. It is currently focused on advancing its uranium and vanadium properties in North America, as well as investigating other mineral opportunities elsewhere in the world.  The Company does not have any producing mineral properties at this time. The Company’s shares trade on the Toronto Stock Exchange under the symbol “CXX” and on the OTC Markets Group’s OTCQB Marketplace (“OTCQB”) under the symbol “CRHRF”.

The Company is currently focusing on exploration and evaluation activities in the province of Newfoundland and Labrador, Canada and the state of Wyoming, USA on the following properties:

➢	Central Mineral Belt (“CMB”) Uranium Project in Labrador

➢	Bootheel Uranium (“Bootheel”) Project with UR-Energy USA, Inc. in Wyoming

CMB Project

The CMB project includes the following property agreements:

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% net smelter royalty (“NSR”) and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

The Company has previously issued 400,000 common shares, made cash payments totalling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  In connection with the option agreement to earn its 90% interest in the Moran Lake Property the Company was involved in a dispute with the original vendor of the Moran Lake Property, Mr. Murphy, regarding the timing of the advance royalty payments. On December 5, 2011, the Company settled the litigation.  On December 5, 2011, the Company entered into a co-ownership agreement (“the Moran Lake Co-Ownership Agreement”) with Mr. Murphy which agreement amends, clarifies, confirms and replaces the contractual relationship created between the parties further to the Original Moran Lake Agreement.  The terms of the settlement are a cash payment in the amount of $600,000 and an additional payment

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2013
Date Prepared: September 11, 2013

of 1,193,614 in Company shares. All litigation was discontinued and Mr. Murphy acknowledged the Company’s 90% interest in the CMB Uranium/Vanadium Project vested and any requirement for a bankable feasibility study was irrevocably waived. The Company is required to make advance royalty payments of $200,000 per year commencing in November 2012, which amount for November 2012 was paid. Should the Company choose to bring the Moran Lake Property into production, the advance royalty payments made previously will be deducted against any NSR owed to the original vendor of the property.

In addition to the Moran Lake Property, Crosshair has also been working to acquire additional properties in and around the Moran Lake area. In July 2008, the Company acquired a 60% interest in 4,741 claims in the Central Mineral Belt from Expedition Mining Inc. (“Expedition”) by paying CDN $500,000 and issuing 2,500,000 common shares and 1,875,000 warrants to Expedition.  The claims were part of a property agreement between Expedition and Silver Spruce Resources Inc. (“Silver Spruce”), under which Expedition had earned a 60% interest.  Expedition retains a 2% NSR on 60% of any production from the Silver Spruce Properties. The claims are host to the Two Time deposit. The exploration activities on these claims had originally been referred to as the CMB-JV project. However, Silver Spruce declined to participate in 2011 summer exploration program and has diluted its interest to a 2% NSR Royalty. As a result of this dilution, the land package of the CMB-JV project was folded into the pre-existing CMB project and will now be viewed, and budgeted, as a single exploration project.

Project Summary

The CMB project consists of a total of 2,383 claims in 25 licences as Crosshair now has a 100% interest in the Two Time, Firestone, South Brook, Running Man and Big Bear prospects, subject to a 2% Net Smelter Return Royalty payable to Silver Spruce Resources Inc. on their original claim area. As previously noted, these prospects have all been added to the CMB Project as a result of Silver Spruce being diluted to a royalty due to non-contribution to the exploration program on what had been termed the CMB-JV project.

The Two Time mineralized zone currently contains an Indicated Mineral Resource estimate of 2.33 M pounds of U3O8 (1.82 M tonnes grading 0.058% U3O8) and an Inferred Mineral Resource estimate of 3.73 M pounds of U3O8 (3.16 M tonnes grading 0.053% U3O8) and is open for expansion.

In addition to these Two Time mineral resource estimates, the CMB Project also contains a 4.5 kilometre (km) long uranium/vanadium mineralized corridor, the C Zone corridor. This corridor encompasses the C Zone, Area 1 and Armstrong prospects, with Area 1 and Armstrong located approximately 1.5 km southwest and 3.0 km southwest, respectively, of the C Zone. This corridor has a current Indicated Mineral Resource estimate of 5.19 million pounds of U3O8 (6.92 million tonnes at 0.034% U3O8) and an additional Inferred Mineral Resource estimate of 5.82 million pounds of U3O8 (8.17 million tonnes at 0.032% U3O8).  It also contains an Indicated Mineral Resource estimate of 42.8 million pounds of vanadium pentoxide (14.7 million tonnes at 0.15% V2O5) and an additional Inferred resource estimate of 93.6 million pounds of vanadium pentoxide (28.3 million tonnes at 0.16% V2O5). As with the Two Time resource, these resources remain open both along strike and at depth.

The 2011 summer drilling program involved 19 diamond drill holes, totaling 3,138 metres, and was focused on two areas; the structural corridor between the C Zone and Area One, as well as the Blue Star prospect, located approximately 10 kilometres northeast of the C Zone. The assay results from this drilling confirm that the mineralization is, in fact, a single continuous unit. This has enabled the mineralization to be extended approximately 200 metres to the southwest.

Drilling on the Blue Star prospect was aimed at following up on widely scattered coincident airborne geophysical and rock geochemical anomalies. Ten holes, totaling 1,404 metres, were completed as part of the 2011 program, with four holes intersecting thin uranium mineralized zones including a three metre interval which returned 0.050% U3O8 from drill hole BS-11-006.  Insufficient drilling has been completed to determine the true thicknesses. Additional information on the drill results can be found in the Company’s news releases dated October 6, 2011 and November 22, 2011.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2013
Date Prepared: September 11, 2013

Seven diamond drill holes, totaling 2,961 metres, were also completed during the summer/fall of 2011 on the Two Time mineralized zone, with the aim of investigating the down dip extension of the resource previously reported. Results from this drilling confirmed uranium mineralization to depths of over 500 metres.

A second component of the 2011 drilling program on what had previously been called the CMB-JV was to investigate a number of coincident airborne radiometric geophysical and rock geochemical anomalies outside the Two Time Zone. Fourteen diamond drill holes, totaling 1,245 metres, were completed on these targets. Three of the fourteen drill holes intersected mainly thin uranium mineralized zones. On the Firestone prospect, drill hole FS-11-007 intersected a three and a half metre interval that returned 0.084% U3O8. Contained within this interval was a 0.5 metre interval that returned 0.519% U3O8. The only hole drilled on the Big Bear showing returned seven metres of 0.031% U3O8. Drilling at the Firestone prospect, as well as the three eastern-most prospects of South Brook, Running Man and Big Bear, was preliminary, with the program cut short due to inclement weather.

Following on the success of the 2011 drilling program, a $2.2 million field program was executed during the 2012 field season, focused on the Two Time, Firestone, Blue Star and C zones, with a total of 3,359 metres (11,020 feet) of drilling completed. The goal of this program was to expand the existing uranium and vanadium resources, as well as test new uranium targets within the main property.

Two Time Prospect

Drilling on the Two Time prospect was aimed at extending the deposit to the south and at depth. As illustrated in the table below, drill hole CMB-12-49 successfully intersected mineralization at the expected depth over a thicker interval, indicating the deposit is continuous to the south along strike and along dip. This hole represents a minimum 50m step out to the south from previous holes into the deposit. Four shallow holes drilled north of the Two Time zone to evaluate radon anomalies did not intersect uranium mineralization.

Hole ID	From (m)	To (m)	Interval (m)	U3O8%
CMB-12-49	319.5	324.0	4.5	0.032
and	345.4	346.4	1.0	0.032
and	492.5	521.0	28.5	0.031
including	494.0	498.0	4.0	0.051
and	513.5	516.5	3.0	0.074

Firestone Project

Five holes, totalling 740 metres, tested the Ford showing, the northeast extension of the Firestone showing which returned uranium values in 2011.  No significant mineralization was encountered.

C Zone Corridor

Drilling within the C Zone corridor was focused on determining if the vanadium mineralization identified to date represents one continuous body within the corridor. Drill hole ML-12-197 was positioned halfway between the Area 1 prospect and the Trout Pond prospect. As the following table shows, vanadium mineralization was intersected supporting the interpretation of a single continuous zone of vanadium mineralization within the corridor. Two holes drilled off the trend on other targets failed to encounter mineralization.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2013
Date Prepared: September 11, 2013

Hole ID	From (m)	To (m)	Interval (m)	V2O5%
ML-12-197	66.0	68.0	2.0	0.153
and	76.0	78.0	2.0	0.167
and	96.0	106.0	10.0	0.150

To augment the 2012 drilling program, a number of drill holes previously completed on the property were resampled for vanadium. As illustrated in the table below, the results of this resampling program continue to support the interpretation of the vanadium mineralization within the C Zone as a single continuous zone.

Hole	From (m)	To (m)	Interval (m)	V2O5%
ML-A1-19	32	53	21	0.162
and	60.2	67.8	7.6	0.150
ML-A1-20	9	11	2	0.150
and	25	28.5	3.5	0.152
and	31.5	36	4.5	0.152
ML-A1-48	7.5	185	177.5	0.169
including	37	56	19	0.211
including	75	79.5	4.5	0.216
including	162	166	4	0.282
and	230	234	4	0.193
and	270	272	2	0.166
and	278	283.42	5.42	0.161

The true width of the mineralized zones discussed above represent 70% to 90% of the lengths stated above. Uranium analysis was carried out by Activation Labs of Ancaster, Ontario utilizing the delayed neutron counting (DNC) method, while vanadium analysis was performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS). Samples that exceeded the upper limit for vanadium were re-assayed using fusion ICP. Standards, blanks, and duplicate assays were included at regular intervals in each sample batch submitted from the field as part of Crosshair’s ongoing Quality Assurance/Quality Control program.

Blue Star

Four holes, totalling 535 metres, tested newly defined targets and the possible extension of the Bayswater Boiteau mineralization onto the property.  None of the holes intersected significant mineralization on the property.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2013
Date Prepared: September 11, 2013

Bootheel Uranium Project

The Bootheel properties are currently owned by The Bootheel Project LLC and consist of 81 Federal Mining claims and one State lease.  The Company now has an 81% interest in The Bootheel Project LLC, subject to certain royalties. Under the terms of an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target Exploration and Mining Corp (“Target”), a wholly owned Crosshair subsidiary, and Crosshair Energy USA, Inc. (formerly 448018 Exploration Inc.) (“Crosshair USA”), a wholly owned subsidiary of Target, the Company was able to earn an initial 75% interest in The Bootheel Project LLC, by completing expenditures totalling US$3 million and issuing 125,000 common shares on or before June 7, 2011.  All the common shares have been issued and as of July 31, 2009, Crosshair has exceeded US$3 million in expenditures on the property, thereby earning its initial 75% interest. As URE declined to participate in the fiscal 2012 exploration program, its participating interest was diluted from 25% to approximately 19%, and the Company’s participating interest increased from 75% to approximately 81%.

Under agreements dated February 5, 2008 between MJ Ranches Inc. and Crosshair USA as manager, The Bootheel Project LLC leased MJ Ranches Inc.’s 75% ownership of certain minerals on fee land that adjoins the Bootheel Property.  The initial term of the agreement was for five years with provision for two renewals.  Payment for the initial five year term was US $252,651 paid in advance, increased for inflation for the renewal periods.  The acquired mineral rights were subject to a sliding scale royalty tied to the sales price of uranium. The “Uranium Lease and Surface and Damage Agreement” and “Surface Impact Agreement” expired in February 2013.  On June 7, 2013, the Company announced that The Bootheel Project LLC has been unable to reach an agreement with MJ Ranches Inc. on terms which more accurately reflect current market conditions.  Certain portions of the mineral resources included in the Technical Report issued by the Company, dated October 27, 2012, are located on those lands which were subject to the mineral lease with MJ Ranches Inc.  Accordingly, during the year ended April 30, 2013, the Company recorded an impairment of all of the capitalized costs of this project to operations.

Project Summary

The property has been previously explored for uranium by a number of companies in the 1970’s and again in the mid-1990’s by Cameco Corporation (“Cameco”).

The Bootheel Project LLC acquired a database from Power Resources Inc. that includes reports, gamma logs, drill logs and other data which primarily cover the Federal mining claims but also include some historic data from the surrounding fee land.

The calendar year 2008 drilling program, designed to further test the mineralized Sundance Formation, consisted of 93 vertical holes averaging 540 ft. in depth and totalling 50,163 ft.  Of these holes, 12 were spot cored through the Sundance Formation resulting in 708.5 ft. of core.  Drilling commenced in June and was completed on September 20, 2008. Results collected to date indicate that the majority of the uranium mineralization on the Bootheel Property is hosted by the Sundance Formation. Laboratory testing in calendar year 2008 demonstrated the potential for uranium mining by in-situ recovery (ISR). ISR techniques are more environmentally friendly and less capital intensive than conventional mining methods. Currently, there are two ISR projects in production and several other ISR projects in the permitting or development phase, in Wyoming.

In addition to the calendar year 2008 drilling program, the historic holes were relocated and limited ground radiometric and water sampling surveys were carried out.  On February 5, 2009 Target reported that preliminary bottle roll tests had confirmed historical metallurgical test work indicating uranium recoveries of 87% or better using sodium bicarbonate as a lixiviant.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2013
Date Prepared: September 11, 2013

The data acquired from Cameco were compiled by Crosshair’s geological team and were combined with the results from over 50,000 feet of drilling completed by Target at Bootheel during calendar year 2008. This compilation formed the basis for the Company’s 2011 drilling program which saw the completion of 76 bore holes, totaling 35,760 feet (10,900 metres). A synthesis of all of these data have enabled Crosshair to generate an Indicated Mineral Resource estimate of 1.12 million pounds of U3O8 (1.570M tons @0.036%) and an Inferred Mineral Resource of 1.05 million pounds of U3O8 (1.315M tons @ 0.040%) for the 81 Federal lode claims and single Wyoming State lease that comprise the Bootheel property. See the following table for additional detail.

Formation/Classification	Section	Tons	Grade U3O8%	Lbs
Sundance:
Indicated	Section 6	943,000	0.040	751,000
Indicated	Section 36	627,000	0.029	369,000
Inferred	Section 36	1,007,000	0.031	624,000

Wind River:
Inferred	Section 6	182,000	0.074	267,000
Inferred	Section 12	20,000	0.063	25,000
Inferred	Section 32	106,000	0.063	134,000

Total Indicated		1,570,000	0.036	1,120,000
Total Inferred		1,315,000	0.040	1,050,000

The above Mineral Resource was estimated by C. Stewart Wallis, P. Geo, a Qualified Person as defined by NI 43-101, with an effective date of July 8, 2013. The Classifications of the Mineral Resources follow the CIM guidelines dated November, 2010.  Wind River resources were estimated using the polygonal method at an estimated cut-off grade of 0.02% eU3O8 over a minimum thickness of 4 feet and a minimum grade x thickness (GT) product of 0.15 ft% and a long term uranium price of $70 per pound. The Sundance resources were estimated using the contour method at an estimated cut-off grade of 0.015% eU3O8 over a minimum thickness of 4 feet and a minimum grade x thickness (GT) product of 0.15 ft% and a long term uranium price of $70 per pound. A tonnage factor of 16 ft3/ton was used for the Sundance Formation, and 15 ft3/ton was used for the Wind River Formation. There are no known legal, environmental or other risks that could materially affect the development of the mineral resources. The numbers in the table have been rounded.

While the above stated mineral resource estimates are encouraging, the continuing downward pressure on the uranium price, in addition to the overall poor state of the junior resource market, has led the Bootheel Project LLC to focus on reducing its expenditures to a minimum, while maintaining the integrity of its data and land package. As a result, the Company released mineral claims that do not currently have any mineral resources identified on them or any significant prospectivity to contain such resources. This action reduced the total land package from 274 mineral claims to 81 mineral claims and resulted in a reduction of annual mineral claim filing fees of approximately US$28,300. This action will allow the Bootheel Project LLC to keep the most prospective ground in good standing for the next 12 months. It is anticipated that a reversal in the state of uranium price specifically, as well as the junior resource market in general, may occur during this time period, affording the Bootheel Project LLC the opportunity to more fully assess its options at that time.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2013
Date Prepared: September 11, 2013

South Golden Promise/ Victoria Lake Project

Under the terms of an agreement dated February 14, 2003 with Paragon Minerals Corp. (“Paragon”), the Company has earned a 62.02% interest in the South Golden Promise Property, subject to a 2.5% Net Smelter Return to the underlying vendors, by issuing a total of 100,000 common shares and completing a minimum of $1,750,000 in exploration expenditures. Paragon declined to participate in the recent programs and has been diluted to a 37.98% interest. The South Golden Promise Property includes two separate blocks of licenses, these being the South Golden Promise and the Victoria Lake claim blocks, which collectively cover 19.5 square kilometres in 78 claims in four licenses.

Project Summary

Since acquiring the properties, the Company has completed several phases of exploration including prospecting, mapping, till and rock sampling as well as trenching on targets defined by the other works.

At South Golden Promise, the work to date has outlined a significant gold-bearing quartz vein system that has been exposed on surface for 170 metres and tested to about 50 metres depth by diamond drilling.  A total of 16 holes were completed at South Golden Promise in calendar year 2006 with two holes returning visible gold-bearing quartz veining which assayed a high of 19.5 grams per tonne gold over 1.15 metres.  During calendar year 2009, the Gabbro showing, which had previously sampled up to 10 g/t gold from a narrow quartz vein, was trenched without returning significant gold values.

A biogeochemical and prospecting program was carried out in the spring of 2010 to further define isolated gold-in-soil anomalies.  No significant results were returned.  A geological structural study did not indicate any further high priority targets.

At Victoria Lake, an 11 hole (2,197 metres) diamond drilling program was completed in calendar year 2006.  The program tested several coincidental geological, rock and soil geochemical anomalies as well as geophysical (gravity) anomalies.  Favourably altered, sulphide-bearing felsic volcanic units were encountered in several of the holes.  During calendar year 2008, a borehole Pulse EM survey was conducted to test for off-hole conductors that may represent massive sulphides.  Interpretation of the data identified several anomalies suggestive of conductive sources within the vicinity of the diamond drill holes. An airborne electromagnetic and magnetic survey was carried out in January 2011 and numerous anomalies were outlined.

Work completed on the South Golden Promise/Victoria Lake project to date confirms the exploration prospectivity of the area; however, due to the current poor state of the junior resource market, the decision was made to expend no additional funds on this project. The Company is working to have its current JV partner, Canadian Zinc, take over as operator of the Victoria Lake property.  Accordingly, the Company recorded an impairment against its exploration and evaluation assets during the year ended April 30, 2013.

Argentinian Properties

On October 25, 2012 the Company announced it had entered into a Letter of Intent (“LOI”) with Wealth Minerals Ltd. (“Wealth Minerals”) to acquire all of Wealth Minerals’ prospective uranium properties in Argentina; a land package that totals more than 2,600 square miles (685,000 hectares).

The concession areas included in the LOI are located in Salta, Catamarca and Chubut provinces, and would be 100 percent owned by Crosshair on the closing of the transaction. Properties included in the LOI include the San Jorge Basin Properties, Amblayo and Diamante Los Patos. The San Jorge Basin concession area includes five individual properties (including Bororo Nuevo) on which some preliminary exploration work has been completed.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2013
Date Prepared: September 11, 2013

The combination of a deteriorating uranium price and the poor state of the junior resource section, since the signing of this LOI, has rendered this early stage exploration opportunity currently impractical. As a result, the Company announced on July 9, 2013 that it has terminated the LOI with Wealth Minerals based on mutual agreement.

STOCK EXCHANGE LISTING

On June 7, 2013, the Company announced plans to voluntarily delist its common shares from NYSE MKT. Further to the Company’s news release dated April 8, 2013, management believed that under the Company’s financial circumstances, it was not practicable for it to maintain a plan of compliance that would satisfy NYSE MKT’s continued listing requirements. As a result, the Board of Directors of the Company determined it to be in the best interest of the Company to delist voluntarily from NYSE MKT. The Company formally notified NYSE MKT on Friday, June 7, 2013 of its intention to file a Form 25 with the Securities and Exchange Commission (“SEC”) on Tuesday, June 18, 2013. Following the filing of Form 25, the delisting took effect on Monday, July 1, 2013, with the simultaneous transfer of Crosshair’s common stock to the OTCQB, trading under the symbol “CRHRF”. Associated with the move to OTCQB, Crosshair opted to subscribe to the Exchange’s Real-Time Level 2 Quote Display Service so that investors and market participants will be able to view real-time stock quotes for Crosshair at www.otcmarkets.com. Crosshair continues to be listed under the symbol “CXX” on the Toronto Stock Exchange, Canada’s premier stock exchange.

OUTLOOK

In the next 12 months, the Company plans to execute a program of cost minimization in order to weather the continuing poor macroeconomic environment and to seek additional financing to improve its working capital. Through its management services agreement with King & Bay West, the Company continues to look for business opportunities and potential asset acquisitions.

On August 29, 2013, the Company held its 2013 Annual General and Special Meeting of Shareholders and shareholders at this meeting approved the proposed change of the Company’s name to “Jet Metal Corp.” and consolidation of the Company’s common shares on a 10 for 1 basis. These approved proposed changes have not yet taken effect as at the date of this MD&A.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

Overview

Results of operations for the three month period ended July 31, 2013 compared to the three month period ended July 31, 2012:

For the three month period ended July 31, 2013, the Company reported a net loss of $292,928 or $0.01 per common share, compared to a net loss of $2,352,352 or $0.04 per common share for the three month period ended July 31, 2012.

Total expenses for the three month period ended July 31, 2013 were $292,932 or $2,318,854 lower than for the same period of the prior year as a direct result of decreases in exploration and evaluation expense, consulting fees, office and administration expenses, rent, investor relation expenses, director fees, legal expenses, management fees, travel expenses and wages and salaries.

Consulting expense of $Nil (2012 - $165,000), management fees of $80,033 (2012 - $106,367) and wages and salaries of $139,460 (2012 - $204,970) total $219,493 for the current period (2012 - $476,337) which represents a total decrease of $256,844 compared to the same period of the prior year as a result of decreased Company activities and personnel providing services to the Company.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2013
Date Prepared: September 11, 2013

Director fees of $Nil (2012 - $39,467) decreased by $39,467 compared to the same period of the prior year as a result of the Company cancelling its director compensation program in light of financial conditions faced by the Company.

Exploration and evaluation expenses decreased to $8,876 for the three month period ended July 31, 2013 compared to $1,541,446 for the three month period ended July 31, 2012 as a direct result of decreased exploration and evaluation activities on all of the Company’s properties.  Exploration and evaluation expenses for the three month period ended July 31, 2013 relate to administrative costs and recoveries of the CBM, Bootheel and Juniper Ridge projects.

Investor relations expense of $2,756 (2012 - $73,454), legal costs of $5,658 (2012 - $6,732), office and administrative expenses of $36,872 (2012 - $47,008), rent of $13,666 (2012 - $36,588) and travel expenses of $212 ($23,815) all decreased compared to the same period of the prior year as a direct result of decreased Company activities and fewer marketing initiatives during the current year.

During the three month period ended July 31, 2013, the Company recorded a recovery of $62,073 related to share-based compensation as a result of forfeitures of unvested stock options during the period. During the three month period ended July 31, 2012, the Company recorded share-based compensation of $275,657 according to vesting schedules of certain grants issued in 2011 and 2012. This expense (recovery) had no effect on the Company’s cash flows.

Other Income (Expenses)

Other income decreased to $4 for the three month period ended July 31, 2013 compared to other income of $259,434 for the three month period ended July 31, 2012, representing a decrease of $259,430.  The Company recorded finance income of $39 compared to $12,577 in the prior period which relates to interest earned on excess cash on hand.  The Company realized a gain on foreign exchange of $917 compared to a loss of $5,700 in the prior period.  The Company also recorded an unrealized loss on marketable securities of $952 compared to the prior period’s unrealized gain of $53,820.  In addition, during the three month period ended July 31, 2012, the Company recorded a flow through premium in relation to the flow through shares issued in fiscal 2012 and attributable to the qualified exploration expenditures incurred.

Exploration and Evaluation

During the three month period ended July 31, 2013, the Company spent a total of $8,876 (2012 - $1,541,446) on exploration and evaluation expenditures, including $560 (2012 - $943,418) on exploration of the CMB project, $8,463 (2012 - $34,539) on the Bootheel project, $Nil (2012 - $47,265) on the Golden Promise project, and $147 recovery (2012 - $516,224 expense) on the Juniper Ridge project.

Exploration and evaluation expenses for the three month period ended July 31, 2013 related to minimal administrative costs and recoveries to maintain claims and insurance policies on the CMB and Bootheel projects.    The current period decrease of $1,532,570 in exploration and evaluation expenditures compared to the same period of the prior period is due to the Company no longer pursuing the Golden Promise and Juniper Ridge projects as well as decreased activities on the CMB and Bootheel projects.

Working Capital

As of July 31, 2013, the Company had a working capital deficit of $255,927 compared to a working capital surplus of $94,253 as at April 30, 2013. The decrease of $350,180 was mainly due to cash used in operating activities of $358,791.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2013
Date Prepared: September 11, 2013

SUMMARY OF QUARTERLY RESULTS

The following table summarizes the Company’s financial operations for the last eight quarters.  For more detailed information, please refer to the consolidated financial statements.

Description	Q1 2014	Q4 2013	Q3 2013	Q2 2013
Total assets Exploration and Evaluation Assets Working Capital (Deficit) Shareholders’ equity Net income (loss) Loss per share Exploration and Evaluation Expenditures (Recovery)	$ 6,266,264 5,670,409 (255,927) 5,550,722 (292,928) (0.01) 8,876	$ 6,635,616 5,670,409 94,253 5,905,723 (5,267,909) (0.08) (213,831)	$ 12,287,176 10,884,336 141,159 11,149,315 (828,327) (0.01) 36,174	$ 12,796,468 10,683,053 574,584 11,868,381 (3,225,473) (0.05) 1,471,277

Description	Q1 2013	Q4 2012	Q3 2012	Q2 2012
Total assets Exploration and Evaluation Assets Working Capital Shareholders’ equity Net income (loss) Loss per share Exploration and Evaluation Expenditures (Recovery)	$ 16,819,811 11,612,105 2,985,367 14,876,725 (2,352,352) (0.04) 1,541,446	$ 17,997,243 11,592,105 5,466,961 16,999,901 (1,106,128) (0.02) (145,493)	$ 13,309,715 11,417,916 188,829 11,823,242 (2,381,342) (0.05) 1,285,236	$ 16,160,979 10,934,911 2,565,194 13,332,050 (5,623,453) (0.12) 3,702,818

Historical quarterly results of operations and net loss per share data do not necessarily reflect any recurring expenditure patterns or predictable trends.

The variations in reported quarterly information, and particularly the increases in net loss in Q3 2012 and Q2 2012 are explained predominantly by the overall ramping up of exploration and evaluation activities subsequent to the equity financing and the progressive increase in general and administrative expenses that were incurred as the Company continued to expand its corporate activities and personnel to support both the operations and public company obligations.

The increase in net loss in Q2 2013 and Q4 2013 are explained by an impairment of the Company’s exploration and evaluation assets of $932,585 in Q2 2013 and $5,110,656 in Q4 2013.

The significant decrease in net loss realized in the first quarter of fiscal 2014 is a direct result of decreased overall Company activities as the Company attempted to maintain a low level of expenditures due to challenging market conditions.

LIQUIDITY AND CAPITAL RESOURCES

As of July 31, 2013, the Company had cash and cash equivalents of $237,659 (April 30, 2013 - $596,450). Cash used in operating activities during the three month period ended July 31, 2013 was $358,791 compared to $1,603,911 for the three month period ended July 31, 2012.  Cash used in investing activities was $Nil compared to $169,488 for the three month period ended July 31, 2012. Cash used in financing activities was $Nil for three month period ended July 31, 2013 compared to cash used in financing activities of $46,481 for the same period of the prior year.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2013
Date Prepared: September 11, 2013

At present the Company has no producing properties and consequently has no current operating income or cash flows. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. These uncertainties may cause significant doubt on the Company’s ability to continue as a going concern.

The Company’s cash and cash equivalents are held in a Schedule 1 Canadian financial institution and its affiliated brokerage house in highly liquid accounts and interest bearing investments.  No amounts have been or are invested in asset-backed commercial paper.

To date, the Company’s operations, exploration and evaluation activities have been almost entirely financed from equity financings. The Company will continue to identify financing opportunities in order to provide additional financial flexibility and to continue the development of its property portfolio, meet land claim expenditure requirements and other commitments. While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

CAPITAL STOCK

The Company’s authorized capital consists of unlimited number of common shares without par value, and has securities outstanding as follows:

	As At
Security Description	July 31, 2013	Date of Report
Common shares – issued and outstanding	65,782,178	65,782,178
Director, employee and contractor options – vested	4,425,881	4,348,381
Director, employee and contractor options – granted but not yet vested	366,250	356,250
Warrants to purchase shares	8,189,700	8,189,700
Underwriters warrants – rights to purchase warrants	982,764	982,764
Common shares – fully diluted	79,746,773	79,659,273

Share and warrant issuances

There were no share or warrant issuances during the three month period ended July 31, 2013 or the year ended April 30, 2013.

RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the accompanying condensed interim consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, and Vice Presidents.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2013
Date Prepared: September 11, 2013

Remuneration attributed to key management personnel for the three month periods ended July 31, 2013 and 2012 can be summarized as follows:

	July 31, 2013	July 31, 2012

Share-based compensation	$7,948	$146,487
Short-term benefits*	115,343	280,780
	$123,291	$427,267

* include base salaries and directors’ fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees

The Company has a consulting agreement with the Executive Chairman that provides for a lump sum payment of $150,000 on termination or $450,000 in the event of a change of control of the Company.

Other related parties

King & Bay West Management Corp. (“King & Bay West”), formerly Forbes West Management Corp.: King & Bay West is an entity owned by the Executive Chairman of the Company and provides administrative, management, geological, regulatory, tax, corporate development and investor relations services to the Company.

Transactions entered into with related parties other than key management personnel during the three month periods ended July 31, 2013 and 2012 include the following:

	July 31, 2013	July 31, 2012

King & Bay West	$165,411	$494,104

Amounts due to related parties as at July 31, 2013 included the following:

•  King & Bay West, controlled by the Executive Chairman - $384,990 (April 30, 2013 - $319,312)

·   MJM Consulting Corp., controlled by the Executive Chairman of the Company - $26,250 (April 30, 2013 - $48,522)

The amounts due to related parties are non-interest bearing.

GOING CONCERN

The Company is in the process of exploring and developing its exploration and evaluation properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for exploration and evaluation properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The condensed interim consolidated financial statements have been prepared using IFRS on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2013
Date Prepared: September 11, 2013

As at July 31, 2013, the Company had a working capital deficit of $255,927 (April 30, 2013 – working capital of $94,253) and a deficit of $103,318,838 (April 30, 2013 - $103,025,910). At present the Company has no producing properties and consequently has no current operating income or cash flows. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. Without additional financing, there is doubt that the Company will be able to fund both its exploration programs and ongoing operations for the next 12 months. These uncertainties may cause significant doubt on the Company’s ability to continue as a going concern.

The Company’s condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders’ equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the years reported.

Critical Judgments

The preparation of financial statements requires management to make judgments regarding the going concern of the Company, as well as the determination of functional currency. The functional currency is the currency of the primary economic environment in which an entity operates, and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries has been determined to be the Canadian dollar.

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant.

Significant estimates made by management affecting the financial statements include:

Share-based Payments

Estimating fair value for granted stock options and warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option or warrant, volatility, dividend yield, and rate of forfeitures and making assumptions about them. The value of the finder’s warrants issued during the year along with the assumptions and model used for estimating their fair are disclosed in the notes to the financial statements.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2013
Date Prepared: September 11, 2013

Deferred tax Assets & Liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets and liabilities based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

Recoverability of Exploration & Evaluation Assets

The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain mineral reserves that are economically recoverable.  The recoverability of  the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development of those mineral reserves and upon future production or proceeds from the disposition thereof.

Useful Life of Equipment

Equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.

Future Reclamation Provision

The Company assesses its provision for reclamation related to its exploration and evaluation activities at each reporting period or when new material information becomes available. Accounting for reclamation obligations requires management to make estimates of the future costs that will be incurred to complete the reclamation to comply with existing laws and regulations. Actual future costs that will be incurred may differ from those amounts estimated as a result of changes to environmental laws and regulations, timing of future cash flows, changes to future costs, technical advances, and other factors. In addition, the actual work required may prove to be more extensive than estimated because of unexpected geological or other technical factors. The measurement of the present value of the future obligation is dependent on selection of suitable discount rate and the estimate of future cash outflows. Changes to either of these estimates may materially affect the present value calculation of the obligation.

ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 3 to the audited consolidated financial statements for the year ended April 30, 2013 and have been consistently followed in the preparation of these condensed interim consolidated financial statements, except for new standards adopted as disclosed below.

New Accounting Pronouncements Adopted

The following accounting standards were adopted as of May 1, 2013 and did not have a material impact on these condensed interim consolidated financial statements of the Company.

Amendments to IFRS 7, Financial Instruments:  Disclosures (“IFRS 7”) introduces enhanced disclosure around the transfer of financial assets and associated risks.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2013
Date Prepared: September 11, 2013

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess.

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement’s legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation.

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles.

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).

In June 2011, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”), to change the disclosure of items presented in other comprehensive income into two groups, based on whether those items may be recycled to profit or loss in the future.

Amendments to IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”) have been made. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10-13.

New Accounting Pronouncements to be Adopted

The following accounting pronouncements have been made, but are not yet effective for the Company as at July 31, 2013.  The Company is currently evaluating the impact of these amended standards on its consolidated financial statements.

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2015, with early adoption permitted.  The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

Amendments to IAS 32, Financial Instruments:  Presentation, are effective for annual periods beginning on or after January 1, 2014.  This provides for amendments relating to offsetting financial assets and financial liabilities.    The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2013
Date Prepared: September 11, 2013

RISK FACTORS

Commodity Price Volatility

The market prices for commodities, over which the Company has no control, are volatile.  There is no assurance that if commercial quantities of these commodities are discovered, a profitable market will exist for a production decision to be made or for the ultimate sale of production at a profit.  As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserve tonnages and grades.  Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that these resources can be converted into reserves with profitable extraction.  Declines in the market prices for metals may adversely affect the economics of converting a resource estimate into a reserve.

Foreign Currency Exchange

The Company maintains its accounts in Canadian dollars, and has historically raised new financing in Canadian dollars.  With the acquisition of Target, the Company has operations in the United States which subject it to fluctuations between the Canadian and United States currencies.  Generally, the Company purchases sufficient US dollars to offset a significant portion of known US obligations in order to minimize foreign exchange fluctuations.

Exploration and Evaluation

Mineral exploration, evaluation, and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that presently identified mineralization can be mined at a profit.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved.

The commercial viability of a mineral deposit is also dependent upon a number of factors, some of which are beyond the Company’s control such as, commodity prices, exchange rates, government policies and regulation and environmental protection.

Financing

The Company does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. The Company is therefore dependent upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to the Company or at all.  In the future the Company will require additional funding to maintain its mineral properties in good standing.  While the Company has been successful in raising funds in the past, there can be no assurance it can continue to do so in the future.  The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial, or total loss of Crosshair’s interest in its mineral properties.

FINANCIAL INSTRUMENTS

The fair value of the Company’s receivables, payables and accrued liabilities, and due to related parties approximate carrying value, due to their short-term nature. The Company’s cash and cash equivalents and marketable securities are measured at fair value, under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities. The Company’s other financial instruments, being reclamation bonds, are measured at amortized cost.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2013
Date Prepared: September 11, 2013

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off balance sheet financing arrangements.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) of the United States Securities Exchange Act of 1934 (the “Exchanged Act”)) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded as of the end of the period covered by this report that the design and operation of our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that our disclosure controls and procedures will detect or uncover every situation involving the failure of persons within our company and our subsidiaries to disclose material information otherwise required to be set forth in our periodic reports.  Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of company level internal controls over financial reporting on a risk based approach using elements of the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in the Company’s internal controls over financial reporting during the three month period ended July 31, 2013 that have affected, or which are reasonably likely to materially affect, its internal control over financial reporting.

Management’s internal control report was not subject to attestation by the Corporation’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management’s report.

Crosshair Energy Corporation
Management Discussion & Analysis
For the three month period ended July 31, 2013
Date Prepared: September 11, 2013

SUBSEQUENT EVENTS

The following reportable events occurred subsequent to the three month period ended July 31, 2013:

•	On August 1, 2013, 37,500 stock options with an exercise price of $2.00 per share expired.

•	On August 5, 2013, 10,000 stock options with an exercise price of $0.38 per share were forfeited.

•	On September 9, 2013, 30,000 stock options with an exercise price of $1.44 per share were forfeited.

•	On September 9, 2013, 10,000 stock options with an exercise price of $0.38 per share were forfeited.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Report on Form 20-F, is on SEDAR at www.sedar.com.

APPROVAL

The Board of Directors of Crosshair Energy Corporation has approved the disclosures contained in this MD&A.